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SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR - 2 2009

BRANCH OF REGISTRATIONS
AND
05   Information Required

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8- 066097

REPORT FOR THE PERIOD BEGINNING 01/01/2008 AND ENDING 12/31/2008
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PCS Dunbar Securities, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2 Manhattanville Road
                              (No. and Street)
Purchase   NY   10577
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Staudinger   914-694-3700
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael R. Sullivan & Company, Certified Public Accountants, P.C.
                    (Name – if individual, state last, first, middle name)

1140 Franklin Avenue   Garden City   New York   11530
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __David Staudinger__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __PCS Dunbar Securities, LLC__ , as of __December 31__ , 20 __08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Independent Auditors' Report

To the Members
PCS Dunbar Securities, LLC
Purchase, New York

We have audited the statement of financial condition of PCS Dunbar Securities, LLC as of December 31, 2008, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PCS Dunbar Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental material listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael R. Sullivan & Company
Certified Public Accountants, P.C.

Garden City, New York
February 27, 2009

2

PCS DUNBAR SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Cash and cash equivalents	$ 1,005,504
Receivable from broker	1,189,563
Other receivables	92,000
Prepaid client service costs	614,324
Prepaid expenses and other current assets	27,736
Total current assets	2,929,127
Office equipment (net of $81,722 accumulated depreciation)	33,199
Total assets	$ 2,962,326

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 189,107
Accrued client service costs	868,493
Total liabilities	1,057,600
Members' equity	1,904,726
Total liabilities and members' equity	$ 2,962,326

See accompanying notes to financial statements.

3

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

Note 1 - Nature of operations

PCS Dunbar Securities, LLC (the "Company") is a limited liability company organized under the laws of the State of Delaware. The Company has registered with the Securities and Exchange Commission (SEC) as a broker-dealer under the Securities and Exchange Act of 1934, and is also a member of the Financial Industry Regulatory Authority ("FINRA").

The Company began operations in January, 2005. The Company primarily provides independent research products to institutional investors under soft dollar arrangements in which a broker-dealer provides research to a customer in return for a certain volume of commission revenue from that customer. The Company also engages in institutional brokerage of over the counter and listed equities on an unsolicited agency basis.

The Company does not carry accounts for customers or perform custodial functions related to securities. The Company clears its securities transactions on a fully disclosed basis through its clearing broker.

Note 2 - Summary of significant accounting policies

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Equipment

Equipment is stated at cost less accumulated depreciation. The Company provides for depreciation on the straight-line method as follows:

Assets	Estimated Useful Life
Computer equipment	3 Years

4

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

Note 2 - Summary of significant accounting policies (continued)

Revenue Recognition

Commissions are recorded on a trade date basis, as securities transactions occur. The Company conducts a portion of its business within the safe harbor of Section 28(e) of the Securities and Exchange Act of 1934, as amended. In that regard, the Company executes brokerage transactions for investment advisors, money managers, and plan sponsors ("Money Managers") at a negotiated commission rate. As an incentive to use the Company's services for the execution of brokerage transactions, the Company developed a system to provide third-party research services to Money Managers based upon the frequency of use of its services.

The amount of third-party research services that the Company will furnish to the Money Managers is based on the amount of commissions that the Company receives or expects to receive for execution of brokerage transactions and is measured by the Company in terms of commission total balance paid less research provided. It is understood by the Money managers and the Company that the commission total balance is not redeemable in cash and, when redeemed may only be used to obtain third-party research services through the Company. The accumulated commission total balance of Money managers is reduced when such Money Managers request the Company to provide third party research services. Amounts relating to Money Managers with a positive commission total balance are reflected in the accompanying statement of financial condition as accrued client service costs. Such amounts represent the amount of research services paid on behalf of Money managers for which future commissions are expected to be received. The provision for uncollectible negative commission total balance is determined under the direct write-off method, which is not materially different from the allowance method.

Income Taxes

No provision for federal and state income taxes has been recorded because the Company is a limited liability company. Accordingly, the individual members report their share of the Company's income or loss on their income tax returns.

Sales Taxes

The Company is liable for sales taxes on certain equipment and services provided to Money Managers. Total sales tax expense for the year ended December 31, 2008 was approximately $99,000.

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

Note 2 - Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 - Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemption provision of such paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Note 4 - Concentrations

The Company maintains all of its cash in financial institutions, some of which are not insured under the federal deposit insurance depository program. The Company has not experienced any loss in these accounts and believes it is not subject to any significant credit risk.

Note 5 - Commitments

The Company sub-leases office space under a lease which expired May, 2008. It is the Company's intention to renew the lease. The lease requires the Company to maintain an irrevocable letter of credit of $40,000 as a security deposit, which is still outstanding.

As of December 31, 2008, the Company was negotiating a new lease. Total rent expenses as of December 31, 2008 was approximately $68,900.

Note 6 – Employee benefit plan

The Company maintains a 401(k) profit sharing plan, and a defined benefit plan for all eligible employees. Employees may contribute a percentage of their salaries, as defined by the plan, subject to the limitations of the Internal Revenue Code. The Company matches employee contributions up to 3%. Total contributions for the year ended December 31, 2008 by the Company to the 401(k) plan were approximately $29,400. The Company made no contributions to its defined benefit pension in 2008.

Note 7 - Net capital requirement

The Company, as a member of the FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of approximately $1,095,000 compared to a minimum net capital requirement of approximately $70,500.

Note 8 - Financial instruments with off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to its clearing brokers on a fully disclosed basis. All customer balances and positions, (long and short), are on the books of the clearing brokers. Pursuant to the clearance agreements, the Company agreed to indemnify these brokers for losses the clearing brokers may sustain from customer accounts introduced by the Company. It is not practicable to estimate the fair value of the indemnity; however the Company does not anticipate any loss from the indemnification.

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue, Garden City, NY 11530 - 516-742-2324 - Fax: 516-742-0530

Independent Auditors' Report on Internal Control
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Members
PCS Dunbar Securities, LLC
Purchase, New York

In planning and performing our audit of the financial statements of PCS Dunbar Securities, LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael R. Sullivan & Company
Certified Public Accountants, P.C.

Garden City, New York
February 27, 2009

10

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

PCS DUNBAR SECURITIES, LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

PCS DUNBAR SECURITIES, LLC
DECEMBER 31, 2008

TABLE OF CONTENTS

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.